October 12, 2011
Mr. Brian Cascio
Accounting Branch Chief
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	FuelCell Energy, Inc. File No. 001-14204
     Form 10-K for the Fiscal Year Ended October 31, 2010
          Filed January 14, 2011
     Form 10-Q for the Fiscal Quarter Ended July 31, 2011
          Filed September 9, 2011
     Form 8-K Dated September 6, 2011
Filed September 8, 2011
Dear Mr. Cascio:
We have been working diligently in preparing our response to your letter dated September 29, 2011. In that letter, you requested a response within ten business days. Our process includes reviews with our external auditors and legal counsel. I am respectfully requesting an extension to October 31, 2011 for our response letter submittal to ensure we have adequate time for thorough preparation and review of our submittal.
Sincerely,
/s/ Michael S. Bishop
Michael S. Bishop
Sr. Vice President & CFO

cc:	Arthur A. Bottone, President & CEO, FuelCell Energy, Inc. Richard Krantz, Partner, Robinson & Cole